Exhibit 8.2

[Letterhead of Weil, Gotshal & Manges LLP]

November 30,2004

Board of Directors

Millennium Chemicals Inc.

20 Wight Avenue, Suite 100

Hunt Valley, MD 21030

Ladies & Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger”) of Millennium Subsidiary LLC (“Merger Sub”), a Delaware limited liability company and a direct wholly-owned subsidiary of Millennium Chemicals Inc. (“Millennium”), a Delaware corporation, with and into Millennium.

In formulating our opinion, we examined such documents as we deemed appropriate, including the Agreement and Plan of Merger dated as of March 28, 2004 by and among Lyondell Chemical Company (“Lyondell”), a Delaware corporation, Millennium and Merger Sub (the “Merger Agreement”) and the Registration Statement on Form S-4 dated October 15, 2004, filed by Lyondell with the Securities and Exchange Commission (Registration No. 333-114877) (the “Registration Statement”). In addition, we have obtained such additional information as we deemed relevant and necessary through consultation with various officers and representatives of Lyondell and Millennium. Any capitalized terms used but not defined herein have the meaning given to such terms in the Merger Agreement and the Registration Statement.

Our opinion set forth below assumes (1) the accuracy of the statements and facts concerning the Merger set forth in the Merger Agreement and the Registration Statement, (2) the consummation of the Merger in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement and the Registration Statement, (3) the accuracy of (i) the representations made by Millennium set forth in the Officer’s Certificate delivered to us by Millennium, dated November 30, 2004, and (ii)

Board of Directors

Millennium Chemicals Inc.

November 30, 2004

the representations made by Lyondell set forth in the Officer’s Certificate delivered to us by Lyondell, dated November 30, 2004, and (4) that any representations made in such certificates which are qualified by knowledge or qualifications of like import are accurate without such qualification.

Based upon the facts and statements set forth above, our examination and review of the documents referred to above and subject to the assumptions set forth above and qualifications set forth below, we are of the opinion that, for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Our opinion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions and representations on which we have relied, may affect the continuing validity of the opinion set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. No opinion is expressed on any matter other than those specifically covered by the foregoing opinion.

This opinion is rendered solely for your benefit in connection with the transactions described above.

Very truly yours, /s/ Weil, Gotshal & Manges LLP